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Exhibit (e)(11)

April 10, 2007

  Re:
  Offer of Employment/Senior Vice President

Dear Hari:

        We are extremely pleased to offer you this opportunity to join Openwave Systems Inc. ("Openwave") in the position of Senior Vice President, Worldwide Field Operations, reporting to President and Chief Executive Officer, Robert Vrij. You will be based in Openwave's Redwood City, California location. The following terms and conditions shall apply to your anticipated employment with Openwave.

        1.    Commencement of Employment with Company.

        Your employment will commence on May 4, 2007, or on the first available date following you providing to Company proof of your eligibility to work in the United States. Please note that if we do not receive proof of your eligibility to work in the United States, your employment with the Company will not commence and will be terminated.

        2.    Base Compensation.

        Your annual base salary will be USD $325,000 (Three Hundred Twenty-Five Thousand Dollars), less applicable withholdings and deductions. You will be paid semi-monthly on the 15th and the last working day of each month.

        3.    Incentive Compensation.

        You will be eligible for the following incentive compensation:

  a.
  You shall be eligible for a quarterly incentive cash award from the Company under the Company's Corporate Incentive Plan ("CIP"), based upon a target for each quarterly period which shall be 100% of your base salary actually earned for the three month performance period (i.e., $81,250 based upon your initial base salary). This amount will be pro-rated for your initial quarterly period (Q4 FY2007) and guaranteed to be paid at target. Thereafter, under the terms of the CIP, your actual annual incentive cash award may be below, at, or above target (up to a maximum of 150% of your target, pro-rated if applicable) and shall be determined based upon the Company's achievement level against selected financial and performance objectives. The terms of the CIP, including the financial and performance objectives for the Company, shall be established for each performance period by the Compensation Committee in consultation with the Board of Directors of the Company.

        4.    Equity Awards.

        Subject to the approval of the Stock Award Committee or the Compensation Committee of the Board of Directors, you will be granted an option to purchase 50,000 (Fifty Thousand) shares of Company common stock (the "Option"). The Option shall have an exercise price equal to the fair market value of the Company common stock on the date of grant (which shall be determined in the discretion of the Stock Award Committee or the Compensation Committee). The vesting commencement date shall be your employment commencement date. The shares will vest over four years with a one year cliff, meaning that one fourth of your shares will vest on the first anniversary of your vesting commencement date and the remaining shares will vest monthly thereafter on a ratable basis. Vesting will, of course, depend on your continued employment with Openwave. Any Option granted shall be subject to the terms of the Company's policies and standard form of agreements.

        Subject to the approval of the Stock Award Committee or the Compensation Committee of the Board of Directors of Openwave you will be granted a restricted stock award of 12,000 (Twelve Thousand) shares of Company common stock (the "Restricted Stock Award"). The Restricted Stock Award shall vest over four years in equal installments of 3,000 (Three Thousand) shares each on the four yearly anniversaries of the 15th day of the second month of the quarter of which the Restricted Stock Award was granted by the Stock Award Committee of the Compensation Committee (i.e., if the grant date is in April, then 3,000 (Three Thousand) shares will vest on May 15, 2008, 2009, 2010, 2011). All vesting for the Restricted Stock Award shall be contingent upon your continued employment with the Company on the applicable vesting date. Except as otherwise expressly set forth in this letter agreement, the Restricted Stock Award will be granted under and subject to the terms of the Company's standard form of restricted stock purchase agreement.

        You should be aware that you will incur federal and state income taxes as a result of your receipt or the vesting of the Restricted Stock Award, with the timing of such income contingent upon whether you timely make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended (an "83(b) election"). It is entirely your choice whether you make an 83(b) election and you should consult with your own tax and financial advisors in that regard. The Company will not provide you with any assistance in paying your taxes on the Restricted Stock Award, regardless of whether or not you make an 83(b) election.

        5.    Insurance Plans.

        You are also eligible to participate in our comprehensive employee benefit programs. You understand and agree that the Company reserves the right to unilaterally revise the terms of the employee benefit programs.

        6.    At Will Employment.

        You should be aware that your employment with Company is for no specified period and constitutes "at will" employment. As a result, you, and/or the Company, each have the right to terminate the employment relationship at any time for any reason, with or without cause. This is the full and complete agreement between you and the Company regarding this term. Although your job duties, title, compensation and/or benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in a written amendment to this Agreement signed by you and an applicable officer of the Company.

        7.    Severance.

        If your employment is terminated by the Company other than for Cause as defined in Addendum E, you shall be eligible to receive the severance and benefits described in the Company's Executive Severance Benefit Policy and as consistent with applicable law. This paragraph and your participation in the Company's Executive Severance Benefit Policy do not change or alter the at will nature of your employment relationship with the Company.

        8.    Change of Control/Indemnification Agreements.

        Subject to the approval of the Board of Directors of Openwave, you will enter into the Company's standard form Change of Control Agreement for executives, a form of which is attached as Addendum F. You shall also enter into the Company's standard form Indemnification Agreement, a form of which is attached as Addendum G.

        9.    Components of Agreement.

        Incorporated into this Agreement by reference are the following addendums ("Addendums") and their attachments, each of which is a component of the Agreement.

    Addendum A—Employment Requirements
    Addendum B—Confidential Information and Inventions Assignment Agreement
    Addendum C—Insider Trading Policy
    Addendum D—Company Code of Conduct
    Addendum E—Definition of Cause

    Addendum F—Change of Control Agreement
    Addendum G- Indemnification Agreement

        Your acceptance of this Agreement represents a unique opportunity for both you and Company to grow and to succeed. We thank you for the commitment you have made to our common vision and look forward to working with you.

Sincerely,

Tim Burch
SVP Human Resources

        I accept the offer of employment and terms stated in this Offer Letter and the accompanying Addendums and attachments.

Accepted:	/s/ Hari Haran Hari Haran	Date:	April 24, 2007

Addendum A—Employment Requirements

1.
By signing below you agree to the terms set forth in this Addendum A—Employment Requirements and the Appendix 1 attached to the Addendum A, the Confidential Information and Inventions Assignment Agreement.

2.
EQUIPMENT:    Openwave will provide you with necessary equipment to successfully complete your job responsibilities. This equipment will be held as property of the company and must be returned upon your termination of employment with Openwave.

3.
WORKING ENVIRONMENT:    Openwave is committed to providing a drug/alcohol and smoke free working environment for its employees. Additionally, in accordance with the Americans with Disabilities Act (ADA) we will provide disabled employees with any reasonable accommodations necessary. If you require any accommodations please contact the Director, Global Talent as soon as possible.

4.
EXCLUSIVITY OF SERVICE:    You are required to devote your full time, attention, and abilities to your job duties during working hours, and to act in the best interests of the Company at all times. You must not, without the written consent of the Company, in any way directly or indirectly (i) be engaged or employed in, or (ii) concerned with (in any capacity whatsoever) or (iii) provide services to, any other business or organization where this is, or is likely to be, in conflict with the interests of the Company or where this may adversely affect the efficient discharge of your duties. However this does not preclude your holding up to 5% of any class of securities in any company that is quoted on a recognized Stock Exchange.

5.
RECEIPTS OF PAYMENTS AND BENEFITS FROM THIRD PARTIES:    Subject to any written regulations issued by the Company which may be applicable, neither you nor any member of your family, nor any company or business entity in which you or they have an interest, are entitled to receive or obtain directly or indirectly any payment, discount, rebate, commission or other benefit from third parties in respect to any business transacted (whether or not by you) by or on behalf of the Company. If you, any member of your family or any company or business entity in which you or they have an interest, directly or indirectly obtain any such payment, discount, rebate, commission or other benefit, you will forthwith account to the Company for the amount received or the value of the benefit so obtained.

6.
WARRANTY AND UNDERTAKING:    You represent and warrant that you are not subject to any agreement, arrangement, contract, understanding, court order or otherwise, which in any way directly or indirectly restricts or prohibits you from fully performing the duties of your employment, or any of them, for the benefit of Company in accordance with the terms and conditions of the offer of employment.

7.
PERFORMANCE OF DUTIES:    You will perform all acts, duties and obligations and comply with such orders as may be designated by the Company and which are reasonably consistent with your job title. The Company may require you to undertake the duties of another position, either in addition to or instead of the above duties, it being understood that you will not be required to perform duties, which are not reasonably within your capabilities. The Company may require you (as part of your duties of employment) to perform duties or services not only for the Company but also for any subsidiary of Company where such duties or services are of a similar status to or consistent with your position with the Company.

8.
AT WILL EMPLOYMENT:    Employment with Openwave is for no specific period of time. As a result, either you or Openwave may terminate your employment at any time for any reason, with or without cause. This is the full and complete agreement between you and the company regarding this term. Although your job duties, title, compensation and/or benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in an express writing signed by you and the President of the Company.

9.
LEGAL RIGHT TO WORK:    For purposes of Federal Immigration Law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Original documentation must be provided to us on or before your start date, or our employment relationship with you may be terminated. A list of such documents can be found on the back of the Employment Eligibility Form (I-9) form included with this offer.

10.
CONFIDENTIAL INFORMATION:    Openwave's proprietary rights and confidential information are the company's most important assets. We will therefore ask that you sign, as a condition to your employment, the Company's Confidential Information and Inventions Assignment Agreement. We impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligations to your former employers.

11.
HOURS OF WORK:    There are no normal working hours for this employment, you are required to work at such times and for such periods as are necessary for the efficient discharge of your duties, and shall devote all of your time and attention during such working hours to the discharge of your duties.

12.
PREVIOUS AGREEMENTS:    This letter cancels and is in substitution for all previous letters of engagement, agreements and arrangements whether oral or in writing relating to the subject matter hereof between the Company and yourself, all of which shall be deemed to have been terminated by mutual consent. This letter with the identified Attachments is the entire agreement between you and the Company regarding the terms upon which you are employed by Company.

13.
PROVISIONS:    The various provisions and sub-provisions of this letter are severable and if any provision or sub-provision or identifiable part thereof is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions or sub-provisions or identifiable parts thereof in this letter.

Acknowledged:	/s/ Hari Haran Hari Haran	Date:	April 24, 2007

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Addendum A—Employment Requirements